Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

July 28, 2010

VIA EDGAR

Mr. James O’Connor, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549-8626

Re:	Corporate Capital Trust, Inc. —
Registration Statement
on Form N-2 (File No. 333-167730)

Dear Mr. O’Connor:

We represent Corporate Capital Trust, Inc., a Maryland corporation (the “Company”). On June 23, 2010, in connection with its initial public offering of common stock, the Company filed via EDGAR the referenced registration statement, along with exhibits thereto, in accordance with the Securities Act of 1933, as amended.

Please direct a copy of any comments or inquiries regarding this filing to the undersigned at 202-942-5636 (voice) or 202-942-5999 (fax). If you require additional information or have any questions, please contact the undersigned or Richard Baltz (202-942-5124). Thank you.

Sincerely,

/s/ Darren Skinner
Darren C. Skinner